UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) of the
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 10, 2006



(Exact name of registrant as specified in its charter)

Kentucky	0-1469	61-0156015
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

700 Central Avenue, Louisville, Kentucky 40208
(Address of principal executive offices)
(Zip Code)

(502) 636-4400
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

CHURCHILL DOWNS INCORPORATED

INDEX

Item 7.01 **Regulation FD Disclosure**

Attached and incorporated herein by reference as Exhibit 99.1 is a copy of the earnings release conference call transcript, dated May 10, 2006, reporting the Registrant's financial results for the first quarter of 2006.

Item 9.01 **Financial Statements and Exhibits**

(c) Exhibits

Exhibit 99.1 Earnings release conference call transcript dated May 10, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHURCHILL DOWNS INCORPORATED

May 16, 2006   /s/ Michael E. Miller

Michael E. Miller
Executive Vice President Finance and Chief Financial Officer

CHURCHILL DOWNS INCORPORATED
2006 First-Quarter Results Conference Call
May 10, 2006
9 a.m. EDT

Operator: Hello everyone. Thanks for holding, and welcome to the Churchill Downs Incorporated first-quarter conference call. Today's call is being recorded.

At this time for opening remarks and introductions, I'd like to turn the call over to the Director of Communications and Investor Relations Julie Koenig. Please go ahead.

Julie Koenig Loignon: Good morning, and welcome to this Churchill Downs Incorporated conference call to review the Company's results for the first quarter of 2006. The results were released yesterday afternoon in a news release that has been covered by the financial media.

A copy of this release announcing results and any other financial and statistical information about the period to be presented in this conference call, including any information required by Regulation G, is available at the section of the Company's Web site entitled, "Company News," located at Churchilldownsincorporated.com.

Let me also note that a news release was issued advising of the accessibility of this conference call on a listen-only basis via phone and over the Internet.

As we begin, let me express that some statements made during this call will be forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, expectations or beliefs about future events or results, or otherwise are not statements of historical fact.

The actual performance of the Company may differ materially from what is projected in such forward-looking statements. Investors should refer to statements included in reports filed by the Company with the Securities and Exchange Commission for discussion of additional information concerning factors that could cause our actual results of operation to differ materially from the forward-looking statements made in this call.

The information being provided today is of this date only. And Churchill Downs Incorporated expressly disclaims any obligation to release publicly any updates or revisions to these forward-looking statements to reflect any changes in expectations.

I will now turn the call over to Tom Meeker, president and chief executive officer.

Tom Meeker: Thanks for joining us this morning to discuss our first quarter results.

During this morning's call, I'll make a few comments concerning the financial performance of the Company during the quarter. I'll also make some preliminary statements about the results of this year's Derby Week and end by making a few comments about where we expect to take the Company in the future.

Following my comments, Mike Miller, our chief financial officer, will give you all the details.

As reflected in the release, the Company performed well during the quarter. As you know, the first quarter is always a loss for the Company since there's little racing during the quarter other than the Fair Grounds. This quarter's results were also significantly impacted by the events in Louisiana that required the relocation of the abbreviated winter meet to Harrah's Louisiana Downs.

As reflected in the release, the impact was most apparent at the Churchill Downs Simulcast Network (CDSN) number, which, due to fewer racing days, was down over last year. Notwithstanding, the Company was able to post improvements in continuing operations where we saw an 11-percent improvement year-over-year at the EBITDA line.

On balance, we were right where we expected to be with the exception of the impact of the Fair Grounds, and Mike will give you all the details concerning that when he takes the call.

Let me give you a status report on the Louisiana operations. At the Fair Grounds, we have re-roofed the facility, done all the mold mitigation, and substantially repaired the barn facilities. Two floors of the clubhouse are operational. In the coming months, we hope to have most of the other floors renovated to be ready to host the live racing this fall.

While our live racing and simulcast operation suffered as a result of Katrina, the Louisiana off-track betting (OTB) and video poker business performed exceptionally well. Prior to Katrina, we had 11 OTB facilities operating in the New Orleans area. This included the operation at the track.

Currently we have eight OTBs operating. Our Metairie operation just reopened on April 20. As of April 30, the eight OTBs are 78 percent ahead of last year in total net win, and the pari-mutuel handle is up 36 percent over last year.

If you look at the same-store growth, not the total business, the video poker business is 145 percent above last year. Three factors contributed to this growth: population displacement, the construction workers coming into the communities that we serve, and the deployment of new video poker machines in the market. While it's too soon to say that this trend will continue, we are certainly encouraged at this point.

I'm also pleased to report that the Louisiana State Senate has passed a bill that allows the Fair Grounds to deploy up to 700 slot machines as part of a gaming facility at the track. We expect it to pass the House shortly.

Previously, our ability to install more than 500 slot machines was dependent upon the business levels at the Harrah's Casino in downtown New Orleans.

Several other bills are being considered by the legislature, which if passed, could assist the Fair Grounds and the horsemen. These include clarifying the manner in which taxes are calculated on video poker and player-tracking legislation.

On April 14, we announced our intention to conduct the Winter Meet at the Fair Grounds in 2006. This was done after a careful analysis of several factors, including housing, workforce, facilities, needs of the horsemen, and desires of the community.

While the whole facility will not be open during the meet, we believe that the meet will be a success, due in part to the pent-up demand for entertainment in the community. This demand was manifested over the past two weeks when the Fair Grounds hosted the annual Jazz Fest in New Orleans

Backed by such acts as Bruce Springsteen, Dave Matthews, Jimmy Buffet, Usher, Paul Simon, and Bob Dylan, this year's Jazz Fest was a phenomenal success. While operating one less day than it did in 2005, the Jazz Fest early numbers indicate that attendance will be at or about the total for last year.

Last week there was also some positive news coming out of Illinois where the legislature passed a bill aimed at improving racing. The bill provides racing will receive three percent of adjusted gross revenues of riverboat casinos, which produced more than $200 million of annual AGR in 2005.

While the bill has a two-year sunset provision, it does provide the racing industry some assistance while we attempt to find the permanent solution to the competitive disadvantage facing racing. The bill attempts to reconcile the economic imbalance that has occurred as a result of the riverboat casinos being statutorily permitted to operate dockside gaming while the racing industry has yet to receive an estimated $70 million to $90 million annually from the yet-to-be-awarded 10th riverboat casino, all of which was approved by the legislature in 1999.

As a result of this new legislation, Arlington Park will receive an estimated $10 million in supplemental revenues over the next two years. Of that amount, 60 percent will go to purses and 40 percent will go to capital improvements, marketing of the live racing product, and other programs operated by the track. The governor has not signed the bill, but he has publicly indicated his support for it.

Now, let me make a few comments about the Kentucky Derby Week, which, by any measurement, was a great success. As we've indicated in prior calls, our focus has been on creating three great days of racing centered around the Kentucky Derby.

The results this week clearly indicate that we are well on our way to achieving that objective. Attendance for the three days was 290,987. Wagering records were set each day with $175 million being wagered on the entire Derby card, a 12.3-percent increase over the record set last year.

Wagering on the Oaks race alone increased 43 percent over last year. Despite the sale of 79 permanent suites and the implementation of the Personal Seat License (PSL) program, sales of temporary hospitality facilities continued to increase. These sales related to the Marquee Village units and located on the first turn and the temporary suites located in the infield.

This year we sold 95 units compared to 80 units in 2005, a 19-percent increase, and over the past five years, we've increased the total units sold by 31, for a 49-percent increase. Revenues from these sales now stand at $5.5 million.

National ratings for the race portion of the Kentucky Derby program were down approximately six percent. We are in the process of evaluating several factors, including good weather and the "live," non-measured viewers in attendance at facilities accepting wagers on the Derby. All of these may have impacted this year's television ratings.

On another subject, and to allay any questions, I can report that the Succession Planning Committee continues its work to select a new CEO. At this moment, that's all I can say.

Now, let's look to the future. While I'm not able to comment on any specific transaction, I will provide you some brief comments about where the Company is directionally headed.

Over the coming months, there are a number of initiatives and objectives that we will be targeting. As previously reported, we will continue our efforts to improve the tote system. I'm very pleased with the response of the major tote companies to the RFP, and I remain confident that a more nimble, secure, and customer-centric tote platform will be developed.

In all candor, I am disappointed in the pace this effort is undertaking, but on the other hand, I'm encouraged by the efforts of the tote companies to deploy new technologies in the marketplace, not necessarily in response to the RFP.

More is to be done in this area. And we, together with other racing companies, will continue our efforts to find the best possible solution.

Our contracts with Television Games Network (TVG) begin to expire in 2007. And with that, we have an opportunity to redefine our relationships with all of the account-wagering providers. As we move down the road, our objective is to establish business relationships that afford our customers easy access to racing products, a centralized account-management system, and, most important, a fair and equitable business model that motivates all parties to grow the business both domestically and internationally.

Concomitantly, we must, and we will, redefine our business relationship so that the non-racing operations contribute their fair share to purses and to the tracks that produce the products.

U.S. racing is, without a doubt, the best in the world. CDI will continue to focus its effort on expanding the market for U.S. racing around the globe.

Recently, CDI and Magna Entertainment Corp. invested in *Racing World,* along with a well-established U.K. partner. This joint venture is the first step in taking a major bundle of U.S. racing product into the global market. While this effort is targeted at the U.K. and Ireland, it does serve as a blueprint for future deployment in other foreign markets.

We will not lose focus on our core racing operations as we move to explore new growth channels for the Company. To the contrary, as mentioned last call, we are in the process of evaluating each of our properties, particularly the under-performing properties, to ensure that each fits our strategic plan and each as good growth potential.

Finally, as we have done in the past, we will continue to evaluate various programs we operate within the Company against where the Company is going in the future. Aligning our human and fiscal resources with our core strategy strategic objectives will require change, and we are prepared to make those changes as required.

With that, let me now turn the call over to Mike Miller, who will give you all the financial details.

Mike Miller: Good morning, everyone. As Tom stated, we are very pleased with our first-quarter results, particularly given the condition of our facilities in New Orleans as we continue to rebuild from Hurricane Katrina.

First, please turn your attention to the segment data, and I will comment both on revenues and our EBITDA performance.

Overall, the revenues from continuing operations decreased from 2005 to 2006 by $6.9 million, or 13 percent. Actually, this is a remarkable performance given that there were 61 live race days in New Orleans in 2005 and only 12 in 2006, which resulted in a decrease in simulcast revenues alone of $6.2 million.

As you are probably aware, New Orleans is the only facility where we would typically have any significant racing in the first quarter.

In the first quarter, we were operating only seven OTBs in New Orleans compared to 11 last year, but those seven are significantly outpacing the prior-year's performance in both pari-mutuel and video poker operations, as Tom stated.

This performance was a significant contributor in our recent decision to reopen for live racing this fall at the Fair Grounds. The overall success of the Jazz Fest further supports this decision. We have since opened one more OTB and will be considering other locations as we look ahead.

Arlington Park and Calder Race Course also enjoyed revenue increases. Arlington benefited from being awarded eight additional "dark days" by the Illinois Horse Racing Board. And, for the first time, Calder was able to simulcast for 20 days while Gulfstream Park was racing -- until stopped by court injunction.

We are hopeful that the Supreme Court of Florida will soon hear the appeal and rule that this simulcasting can be allowed in the future. Aside from these items, our overall import
simulcasting business at all locations was generally soft.

Turning to EBITDA, our negative performance actually improved by $1.7 million, or 13 percent. In large measure, this is a result of the $2.8 million spent in Florida last year to support the March 2005 referendum as well as our strong results in New Orleans. And this savings was partially offset by increased expenses, primarily payroll, development activities and expenses resulting from changes made in the fourth quarter to the CEO's contract arrangement as a result of his impending retirement.

Once again, it's important to note that this improvement is in the face of an EBITDA reduction for CDSN of $1.6 million attributable to the impact of Katrina.

Back to the statement of net loss, at the pre-tax level, our performance from continuing operations improved by nearly $600,000 following the EBITDA improvement that was then slightly diluted by higher depreciation and interest costs.

Our depreciation charges now fully include the impact of the Master Plan project at Churchill Downs racetrack. And our continuing operations now support all of our interest costs, whereas most of our interest expense in 2005 was included in the discontinued operations line.

Improvement in performance at the pre-tax level actually reverses positions at the net loss from continuing operations level where our results were worse in 2006 by 400,000. This is somewhat of an anomaly attributable to the non-deductibility of Florida referendum costs in 2005, which resulted in an effective tax rate of 44 percent compared to 39 percent in 2006.

Normally a decrease in tax rate is positive, but certainly not in a case where rates are applied to a pre-tax loss. These after-tax results then produced a two-cent greater loss in 2006 from $0.77 $0.79 cents on approximately the same number of outstanding shares. The nominal increase in outstanding shares is due to option exercises during the quarter.

With respect to fluctuations in the balance sheet, movements in cash, accounts receivable, and current payables are either the impact of the timing of live race meet receivables and payables or the collection of Derby receivables that were billed in 2005.

The income tax receivable is a function of our loss for the quarter, and the $10 million increase in other current assets is largely the recording of pre-paid insurance items in connection with the renewal of our more significant coverages as of March 1.

Our property premiums alone increased approximately $3 million year over year. The $4 million increase in fixed assets net of depreciation is due to the spends, primarily in Florida, for the repairs from the hurricane that hit Calder last year.

Until our insurance picture takes on a little more clarity, I'm not able to give you guidance on capital expenditures for the year, as we would normally do. As that becomes more in focus, I'll report more on that in later calls.

The $14 million increase in deferred revenues is due to billing for Derby-related events as well as for future wagers taken on the Derby and Oaks races. Virtually all of these amounts will be reflected in our second quarter revenues.

At March 31, there was approximately $13 million of our $200 million credit line drawn and outstanding. These amounts will be repaid shortly from Derby Week cash receipts, and we expect to continue at a net cash position, barring the impact of any development activities. We are working hard to put our available debt capital to use.

The decrease in common stock outstanding came about as the result of the adoption of FASB-123R, which caused us to reclassify stock options in compensation, which was shown separately Dec. 31, now treated as a component of common stock.

Overall, our balance sheet reflects our continued attention to the management of our resources as well as our ready access to capital for growth.

With respect to our ongoing insurance negotiations, we do currently anticipate that they should be largely finalized this year. We expect that we will be recognizing gains on both the casualty piece as well as on that part of the settlement associated with business interruption. But at this juncture, I am unable to predict with any level of accuracy the magnitude of these amounts.

To date, we have offset approximately $3 million of expenses incurred in Louisiana with insurance proceeds.

That concludes my remarks, and I will now turn it back to the operator for your questions.

Operator: If you have any questions at this time, please signal us by pressing *1 on your telephone keypad. Again, *1 for your questions at this time.

We'll take just a moment to assemble the roster.

First up from Brean Murray, this is Ryan Worst.

Ryan Worst: Hi. Good morning.

Tom Meeker: Good morning, Ryan.

Mike Miller: Good morning.

Ryan Worst: Tom or Mike, could you guys - do you have any idea on the timing of slots being implemented at the Fair Grounds yet?

Tom Meeker: No. It's going to be a step-by-step process. Clearly it won't be this year. We're at least a year behind where we thought we would be when we acquired that asset.

Ryan Worst: Right.

Tom Meeker: And that's all as a result of Katrina. What we're going to do is go through this meet down there. There's still a number of questions that are endemic to that community down there, basic infrastructure, workforce issues, etc., housing, a myriad of other things.

And I would say the earliest that we would, the earliest we would start construction down there would be mid-year of next year. For implementation, it's about a nine-month build-out, I think. So it's probably 2008 before you would see anything.

Ryan Worst: OK. And then just on this Illinois legislation, that looks like it's going to pass or get signed by the governor?

Tom Meeker: Right.

Ryan Worst: What do you see as far as any objections, legal objections to that? Is that going to be fought in court or does that look like any kind of opposition wouldn't have much of a chance?

Tom Meeker: Well… I'd have to put my lawyer hat on.

Ryan Worst: Unless you have your legal team there.

Tom Meeker: Yes, we've got our legal team. There have been a couple of comments made about some potential challenge. But I don't think at this point - until we see the type and the nature of the challenge - we have really any opinion.

Ryan Worst: OK. And then on the 40-percent piece that tracks get to keep, is that going to be mostly spent on capital expenditures or marketing expenditures? Or did you have a breakdown on percentage that…

Tom Meeker: No, we don't have that plotted out. It's a 60/40 split. That's all we know at this juncture. We don't have any specific plans.

Ryan Worst: Right. OK. And then, Tom, for the Marquee Village, you gave a $5.5 million revenue number…

Tom Meeker: Right.

Ryan Worst: …for this year. Do you have a comparable number for last year?

Tom Meeker: No, unless Andy does.

Tom Meeker: Yes, 16 percent. I think, I think you can…

Andy Skehan (Chief Operating Officer): It was $5.5million in 2006. It was about $4.2 million in 2005.

Tom Meeker: $4.2 million is what Andy's got.

Ryan Worst: OK. And any other further comment on pricing during the Derby and Oaks weekend versus last year? Tickets: were they about the same prices or what kind of increase did you establish?

Tom Meeker: We had a little elevation in certain tickets but, on balance, they were essentially the same as last year. There were certain areas that we elevated a little bit but nothing substantial.

Ryan Worst: OK. And then just one last question, on the federal legislation that's out there now attempting to curb Internet gambling, does that pertain to, you know, could that pertain to account wagering and simulcasting even in OTBs between states?

Tom Meeker: Well, if you listen to the Justice Department, yes, that's the position they've taken. But there are significant attempts being made to clarify that position in the legislation that is being proposed, either the Goodlatte bill or the bill that's over in the House.

And I'm hopeful that as we move down the road there'll be some statutory clarification of the inconsistency that exists between the Wire Act and the Interstate Horse Racing Act.

Ryan Worst: So the current bills, how do they clarify that?

Tom Meeker: Well, right now in their current form they don't. But there's discussion with some of the sponsors to make sure that that clarification occurs.

Ryan Worst: So if the Goodlatte bill passes in its current form, that could affect the horse racing industry?

Tom Meeker: Well, it could provide a clarification for the inconsistency that appears - or excuse me, it could clarify the legality that we believe exists under the Interstate Horse Racing Act, albeit that there's an existing Wire Act issue.

Ryan Worst: Right. So is there an exemption in the Goodlatte bill for horse racing?

Tom Meeker: Yes.

Ryan Worst: OK. And then just one last question, as far as account wagering goes, in the past conference calls it sounded like you guys were looking at options such as buying or building, and now you're talking more about just redefining your relationships with current account-wagering providers.

Is the buy or build option off the table? I mean, have you narrowed that down?

Tom Meeker: I don't…

Ryan Worst: And then what's your comment on centralized account-wagering system? Could you provide a little more detail as to what you mean by that?

Tom Meeker: Well, back up. Number one, I don't think you should take our position any differently than we've stated before and that is we'll look at all options. The redefinition may include acquisitions. It may include other arrangements with account-wagering providers.

The reference to a centralized account-management system is a response that our customers are demanding. And that is, "Why can't I have a centralized account where I can bet on any platform? I want on a centralized account instead of having four or five different accounts, depending upon the product that you want to bet, having to access different accounts."

That's what we're talking about.

Ryan Worst: OK. Thanks.

Tom Meeker: Yes.

Operator: Next up we have a question from Tim Rice at Rice Voelker.

Tim Rice: Good morning.

Tom Meeker: Good morning, Tim.

Tim Rice: My first question is to possibly get you to expand on your comment about the TVG contract. I kind of detected an implication that maybe sort of along the lines of the betting platform universality that you're possibly considering continuing with TVG but in a non-exclusive manner. Is that a fair assumption?

Tom Meeker: I don't think we can make any comment about that at this juncture.

Tim Rice: OK. Second question, could you go into a little more detail about the U.K. and Ireland distribution as far as whether its met, exceeded, or not reached expectations?

Tom Meeker: Not at this time. It just started, and I would hope by the next call we'll be able to give you some detail on that to show you where we're going. But it's an interesting concept.

We've got an existing content provider of U.K. racing on the ground. We've got two major U.S. racing operations with huge amounts of content being delivered into the U.K. and Ireland. And that is a model that we're really looking at because that model, I think, has great application beyond U.K. and Ireland in that you join together the local tracks together with the foreign tracks in developing a business relationship that would be mutually beneficial.

So that's really the focus of that. And I think, as I mentioned before, by next call we should be in a position to kind of give some clarity as to how well that thing is doing.

Tim Rice: Great. One last quick one, I've seen press reports here in New Orleans that the purse structure Fair Grounds was going to approximately $300,000 a day. Is that a number that you guys have blessed?

Tom Meeker: No. Not really. We're going to be working - I can tell you given the OTB, pari-mutuel as well as the poker, video poker business, the purse structure down there should be pretty good.

Now, you know, last year we didn't run as many days and so we have more days to run our purse structure across. But I would suggest that it will be fairly good down there, I mean, better than what it used to be.

But we still have to wait. This trend that we see going on down there with our OTBs and video poker, where we're making the purse money right now, hopefully that will continue. If it doesn't continue then we might have a different look.

Tim Rice: Right. Great. Thanks very much.

Tom Meeker: Sure enough.

Operator: There are no additional questions holding at this time.

Tom Meeker: OK. This is Tom again. Thank you all so much for joining us. As I mentioned, I think by the next call the results from the Derby as well as some of the other things that we're doing right now will have more clarity.

I'm very optimistic about this year and where we're going and how we're going to execute on various strategies. And hopefully by next call we'll be able to give you more clarity.

Thanks again for joining us. See you next time.

Operator: Again, that concludes today's conference call. Thank you for joining us, everyone. Have a good day.